Exhibit 1

December 12, 2008

AmeriCredit Corp.

801 Cherry Street

Suite 3900

Fort Worth, Texas 76102

Attn: Daniel E. Berce, President and Chief Executive Officer

Ladies and Gentlemen:

We have entered into an Exchange Agreement, dated as of November 24, 2008, with AmeriCredit Corp., a Texas corporation (the “Company”), to acquire shares of common stock, $.01 par value per share (the “Common Stock”), of the Company (the “Exchange Agreement”). In consideration for entering into the Exchange Agreement and for the Company’s forbearing the enactment of certain shareholder protection measures at the present time, and without prejudice to the Company’s enactment of such measures in the future, intending to be legally bound, we agree as follows:

1. We agree that, until December 31, 2010, without the prior approval of a majority of the members of the Board of Directors of the Company (the “Board”) who are not Affiliates of ours and who have not been nominated to serve on the Board by us or any of our Affiliates or Associates (the “Disinterested Directors”), we, the advisory accounts (both now existing and those created subsequent to the date hereof) through which Fairholme Capital Management, L.L.C. (or any related or affiliated person or persons) beneficially owns (within the meaning of Section 13(d) of the Exchange Act) Common Stock, our Affiliates, and any persons with whom we shall have formed a “group” (within the meaning of Section 13(d)(3) of the Exchange Act), but excluding those personal and family accounts of the managing member of Fairholme Capital Management, L.L.C. which hold Common Stock of the Company as of the date hereof, (together, the “Restricted Persons”) will not (i) enter into or agree, offer, seek or propose to enter into, directly or indirectly, any merger, acquisition transaction or other business combination, recapitalization, or restructuring involving the Company or any of its subsidiaries or any of their respective assets or properties; (ii) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission promulgated under the Exchange Act) to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Company or any of its subsidiaries in connection with seeking the removal of any directors on the Board or a change in the size or composition of the Board, or call a special shareholders’ meeting for any such purpose; or (iii) directly or indirectly enter into any discussions, negotiations, arrangements or understandings with any other person (including any individual, firm, corporation, partnership or other entity or any “person” as such term is used in Section 13(d) or Section 14(d)(2) of the Exchange Act) (“person”) with respect to any of the foregoing activities or propose any of such activities. The “Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute. The term “Affiliate” shall have the meaning set forth in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

2. We acknowledge that the Restricted Persons have acquired shares of Common Stock of the Company representing approximately 14.4% of the outstanding Common Stock, and will acquire additional shares of Common Stock pursuant to the Exchange Agreement that will increase their collective ownership of the outstanding Common Stock to approximately 24.2%, and, until December 31, 2010, without the prior approval of a majority of the Disinterested Directors, we agree that the Restricted Persons will not acquire any additional shares of Common Stock (or rights in respect thereof) or the right or rights to acquire or vote additional voting securities of the Company if, as a result thereof, the Restricted Persons would have beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of in excess of 28.5% of the voting power of the Common Stock. In no event shall the Restricted Persons acquire any additional shares of Common Stock or right or rights to acquire additional shares of Common Stock unless (i) at such time there is no default or event of default under any of the Company’s or any of its subsidiaries’ warehouse credit facility agreements or securitization transaction agreements, and (ii) any such acquisition of additional Common Stock or right or rights to acquire additional shares of Common Stock by the Restricted Persons would not result in the occurrence of a default or an event of default under any such agreement. Subject to the limitations and restrictions contained in clauses (i) and (ii) of the previous sentence, the Restricted Persons may acquire additional shares of Common Stock (or rights in respect thereof) or the right or rights to acquire or vote additional voting securities of the Company (a) pursuant to the preemptive rights provided pursuant to the Exchange Agreement, (b) in the event any other person or group (of which such person is a part) that is unaffiliated with the Restricted Persons acquires more than 30% of the voting power of the Common Stock, in which case the Restricted Persons shall then be permitted to acquire such number of additional shares of Common Stock that would permit them to beneficially own an aggregate amount of Common Stock having voting power equal to the voting power of such unaffiliated person, entity or group less 1.4%, such that they own in the aggregate up to 1.4% less than the Company’s largest shareholder, or (c) in any rights offering conducted by the Company in which any current holders of the Company’s securities are offered the opportunity, on a pro rata basis, to acquire shares or other securities, voting or non-voting, of the Company.

3. We agree that, until December 31, 2010, without the prior approval of a majority of the Disinterested Directors, the Restricted Persons will not sell or dispose, in a single transaction or series of transactions, Common Stock (or rights in respect thereof) to any other person or “group” if we know the person or group would hold (for such purpose, including the right to acquire) in excess of 4.9% of the Common Stock, unless (i) prior to such sale or disposition, the proposed transferee enters into an agreement with the Company in substantially the form of this letter agreement (other than Paragraph 6); (ii) such sale is part of a tender offer or exchange offer made to all stockholders of the Company by a person other than us or who is not a subsidiary or an Affiliate of ours and is not a part of a “group” of which we are a part; or (iii) such disposition is pursuant to a dividend or distribution made by us on a pro rata basis to our shareholders.

4. The restrictions set forth in Paragraph 2 hereof are expressly agreed to preclude us from engaging in any hedging or other transaction which is or would result in the acquisition of “beneficial ownership” (as defined in Rule 13d-3 of the Exchange Act) of Common Stock in

contravention of the provisions of this letter agreement. Such prohibited hedging or other transactions would include, without limitation, any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to Common Stock or with respect to any security that includes, relates to, or derives any significant part of its value from such Common Stock.

5. We agree that until December 31, 2010, at any meeting of the shareholders of the Company, however called, or in any other circumstance in which the vote, consent or approval of the shareholders of the Company, in their capacity as shareholders, is sought, with respect to the election or removal of directors of the Company, that we shall vote, give our consent or withhold our vote with respect thereto, or cause to be voted or withheld from voting or cause consent to be given or not given with respect thereto, all shares of Common Stock held by the Restricted Persons, or over which we exercise voting control, in favor of those nominees approved by the Disinterested Directors, provided, if we have become and remain entitled to designate an individual for election to the Board in accordance with Paragraph 6, the foregoing shall only apply if our nominee shall have been nominated to serve on the Board upon the expiration of his or her term of office, if any such term is expiring, to the extent required under Paragraph 6. We agree that, other than with respect to the proxy granted pursuant to this Paragraph 5, we will not grant any proxy, power-of-attorney or other authorization in or with respect to any shares of Common Stock that are held by the Restricted Persons, or over which we exercise voting control, or take any other action, in our capacity as a shareholder of the Company, that would in any way restrict, limit or interfere with the performance of our obligations hereunder. We hereby revoke any previously executed proxies and, until December 11, 2013, hereby appoint Clifton H. Morris, Jr., with full power of substitution, our lawful proxy and attorney-in-fact, with respect to all shares of Common Stock beneficially owned (as defined in Rule 13d-3 of the Exchange Act) by us in excess of 19.5% of the outstanding shares of the Common Stock (as determined at the time immediately prior to the record date for determining shareholders entitled to vote, take any action or give consent or, if there is no such record date, at the time immediately prior to the time for the taking of such vote or action or the giving of such consent), to vote, or take any other action, including giving any consent or refraining from voting or giving any consent, in our capacity as shareholders of the Company on any matter submitted for vote, consent or approval of the shareholders of the Company, including, without limitation, any merger, acquisition transaction or other business combination or plan of liquidation involving the Company or any of its subsidiaries or Affiliates or any of their respective assets or properties, the election or removal of the directors of the Company, and any other matter or proposal submitted to the shareholders of the Company for their vote, consent or approval. THIS PROXY GRANTED HEREBY IS COUPLED WITH AN INTEREST AND IS IRREVOCABLE IN ACCORDANCE WITH SECTION 2.29C OF THE TEXAS BUSINESS CORPORATION ACT OR ANY SUCCESSOR STATUTE. A counterpart of this letter agreement shall be deposited with the Company at its principal place of business or registered office and shall be subject to the same right of examination by shareholders of the Company, in person or by attorney, as are the books and records of the Company. We agree that in the event that Clifton H. Morris, Jr., dies, is incapacitated or is no longer a member of the Board, then the irrevocable proxy hereby granted shall be exercisable by Daniel E. Berce until the expiration of this irrevocable proxy or, if earlier, until such time as he dies, is incapacitated or is no longer a member of the Board, with the same force and effect as such has been granted to Clifton H. Morris, Jr. In the event of the death, incapacity or ceasing to be a member of the Board of both Clifton H. Morris, Jr. and Daniel E. Berce, then the irrevocable proxy hereby granted herein shall be null and void effective immediately. The proxy granted hereby shall terminate and automatically become null and void with respect to any shares of Common Stock transferred by us to a third party that is not an Affiliate of the Restricted Persons or to any person with whom the Restricted Persons (or any one of them) has formed a “group”.

6. As a result of our acquisition of more than 20.0% of the outstanding Common Stock, promptly following the consummation of the transactions contemplated by the Exchange Agreement, the Company shall increase the size of the Board by one (1) directorship, and the vacancy on the Board created thereby shall be filled by the Disinterested Directors with one (1) of our designees to be selected by us in our sole discretion, who initially shall be Bruce Berkowitz. Such designee shall be appointed to the class of directors whose term expires at the 2009 annual meeting of shareholders. In each subsequent election of directors of the Company, the Company shall use its best efforts to nominate a slate such that, when taken together with the directors not then up for re-election, the Board will include one (1) director designated by us. If our director designee resigns or becomes ineligible to serve on the Board, we shall have the right, in our sole discretion, to designate a replacement for such director designee, provided such replacement is eligible to serve on the Board. Upon our request, our director designee shall be appointed to serve on each committee of the Board, provided that such designee is qualified to serve on such committee under applicable regulations and listing standards. The Company shall not increase the size of the Board beyond ten (10) directorships without the approval of both a majority of the members of the Board and our director designee. If, after having acquired beneficial ownership of at least 20.0% of Common Stock, we (including our subsidiaries and Affiliates) subsequently sell or otherwise dispose of shares of Common Stock and, as a result, we (including our subsidiaries and Affiliates) shall beneficially own less than 20.0% of the Common Stock, we shall cause the individual designated by us then serving on the Board to resign from the Board if requested by the Disinterested Directors and, subject to the proviso below, we shall no longer be entitled to representation on the Board; provided, however, that if we purchase additional shares of Common Stock such that we again own 20.0% or more of the Common Stock within sixty (60) days of such request to resign by the Disinterested Directors, the individual designated by us then serving on the Board shall not be required to resign and we shall continue to be entitled to representation on the Board pursuant to this letter agreement.

7. The Company shall furnish us with such financial information concerning the Company that we request to enable us to timely comply with our reporting obligations under applicable securities laws.

8. The Company and we shall enter into a mutually acceptable registration rights agreement having the principal terms set forth on Annex A hereto affording us the right to require the Company, at the Company’s expense, to file with the Securities and Exchange Commission, upon our demand, a registration statement on Form S-3 registering the resale of the shares of Common Stock owned by us.

9. We agree that all shares of Common Stock that we beneficially own as of the date of this letter agreement, and any shares of Common Stock that we purchase or with respect to which we otherwise acquire beneficial ownership or voting rights, directly or indirectly, after the date of this letter agreement, including, without limitation, shares acquired pursuant to the Exchange Agreement, or shares issued upon the conversion, exercise or exchange, as the case may be, of securities held by us that are convertible into, or exercisable or exchangeable for, shares of Common Stock, shall be subject to the terms and conditions of this letter agreement.

10. The restrictions and agreements made by us contained in Paragraphs 1 through 6 shall terminate upon the earliest to occur of (i) such time as the Restricted Persons own less than 5% of the Common Stock; (ii) the Company’s breach of any material provision of this letter agreement, which breach shall continue uncured for more than 30 days after written notice of such breach shall have been delivered by us to the Disinterested Directors (but any such breach hereof by the Company shall not relieve the Company of the restrictions and agreements made by it herein); (iii) the acquisition by any person or “group” that is not affiliated with us of a majority of the Common Stock; (iv) the date on which the Company shall have entered into any merger, acquisition transaction or other business combination involving the Company or its assets or properties; (v) December 31, 2010; or (vi) the Company (a) commences any bankruptcy, reorganization, debt arrangement, or other case or proceeding under any state or federal bankruptcy or insolvency law, (b) applies for, consents to, or acquiesces in, the appointment of a trustee, receiver or other custodian for the Company or a substantial part of its property, or makes a general assignment for the benefit of creditors, under any state or federal bankruptcy or insolvency law, (c) has a trustee, receiver, or other custodian appointed for the Company or a substantial part of the Company’s property under any state or federal bankruptcy or insolvency law, or (d) has a bankruptcy, reorganization, debt arrangement, or other case or proceeding under any state or federal bankruptcy or insolvency law, that is involuntarily commenced against or in respect of the Company and which shall not have been dismissed within 30 days following the commencement thereof. The restrictions and obligations of the Company contained in Paragraphs 6 and 8 hereof shall terminate upon the earliest to occur of (i) if we breach any material provision of this letter agreement, which breach shall continue uncured for more than 30 days after written notice of such breach shall have been delivered by the Company to us, but any such breach hereof by us shall not relieve us of the restrictions and agreements made by us herein or (ii) December 31, 2010. Notwithstanding the foregoing, the provisions of Paragraph 7 hereof shall continue for so long as (but only to the extent that) we are required to include financial information concerning the Company in our public reporting.

11. The parties hereto acknowledge and agree that money damages would not be a sufficient remedy for any breach or threatened breach of any provision of this letter agreement, and that in addition to all other remedies which we or the Company may have, each of the parties hereto will be entitled to seek specific performance and injunctive or other equitable relief as a remedy for any such breach, without the necessity of posting any bond.

12. It is understood and agreed that no failure or delay by a party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

13. The invalidity or unenforceability of any provision of this letter agreement shall not affect the validity or enforceability of any other provisions of this letter agreement, which shall remain in full force and effect.

14. This letter agreement, including, without limitation, the provisions of this Paragraph 14, may not be amended, modified, terminated or waived, in whole or in part, except upon the prior written approval of a majority of the Disinterested Directors and by a separate writing signed by the Company, if so authorized by the Disinterested Directors, and us expressly so amending, modifying, terminating or waiving such agreement or any part hereof. Any such amendment, modification, termination or waiver of this letter agreement or any part hereof made without the prior written approval of the Disinterested Directors shall be void and of no legal effect.

15. This letter agreement may be executed in two or more counterparts (including by means of facsimile), each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. Receipt of an executed signature page to this letter agreement by facsimile or other electronic transmission shall constitute effective delivery thereof. Electronic records of this executed letter agreement shall be deemed to be originals thereof.

16. Each party agrees and consents to personal jurisdiction and service of process and exclusive venue in the federal district court for the Northern District of Texas, Dallas Division, or the State of Texas for the purposes of any action, suit or proceeding arising out of or relating to this letter agreement. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Texas, without regards to its conflicts of law principles.

Very truly yours,

Fairholme Funds, Inc.

By:	/s/ Bruce Berkowitz
Name:	Bruce Berkowitz
Title:	President

Fairholme Capital Management, L.L.C.
(on behalf of those advisory accounts, other than Fairholme Funds, Inc., included as Restricted Persons)

By:
Name:
Title:

Confirmed and agreed to as of

the date first written above:

AmeriCredit Corp.

By:	/s/ Daniel E. Berce
Name:	Daniel E. Berce
Title:	President and Chief Executive Officer

Annex A

Terms of Registrations Rights Agreement

Three demand registrations, subject to a minimum threshold of (i) at least 20% of the aggregate number of shares held by us, or (ii) reasonably expected to generate aggregate gross proceeds of at least $25 million, even if less than 20%.

No more than one demand registration in any six month period.

The Company shall use its best efforts to cause a registration statement to be filed not later than 30 days after receipt by the Company of the demand notice for a shelf registration (60 days for an underwritten offering); continuous effectiveness for 180 days. If available on Form S-3, Company must file and maintain a shelf registration for the registrable shares (which include all currently owned and after acquired shares); shelf to remain effective so long as we own any shares; shelf to permit underwritten offerings and to the extent available will be filed as a so-called “WKSI” shelf; securities to remain registrable unless they have been sold under a registration statement or Rule 144.

Blackout period: not more than once in any six-month period for not more than 60 days and not more than, in the aggregate, 90 days during any twelve-month period.

The Company will pay all expenses in connection with any request for registration pursuant to the registration rights agreement, including road shows.

Piggy back rights.

Most Favored Nations provision.